1-14444

02040933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

▶ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

▶ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ______________________

Commission file number ____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Fresenius Medical Care North America 401(k) Savings Plan, 95 Hayden Avenue, Lexington, MA 02420

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fresenius Medical Care AG, Else-Kröner Straße 1, 61352 Bad Homburg, v.d. H. Germany

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date June 27, 2002 By *Brian O'Connell*
Brian O'Connell, Trustee

Page one of sixteen
Exhibit Index at page 15

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 and 2000

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AND INDEPENDENT AUDITORS' REPORT

INDEX

WALSH, JASTREM & BROWNE, LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001 and nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 18, 2002

112 Water Street, Boston, Massachusetts 02109-4206
Telephone (617) 227-3333 · Facsimile (617) 227-5430 · E-mail: wjbcpas.com

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

ASSETS:	2001	2000
Investment, at value -		
Fidelity Mutual Funds		
Puritan	$ 47,691,162	$ 42,314,506
Magellan	27,471,148	34,363,083
Contrafund	48,607,432	45,050,421
Growth and Income	37,999,570	29,721,141
Spartan U.S. Equity Index	28,139,353	24,484,443
U.S. Bond Index	8,177,702	2,752,957
Other Mutual Funds		
Neuberger & Berman Genesis Trust	14,415,569	7,551,839
American Funds - EuroPacific Growth	6,684,292	4,608,916
Fidelity Managed Income Portfolio	53,813,254	37,124,434
Fresenius Medical Care AG - shares	6,453,126	5,709,973
Loans to participants	11,433,175	8,565,484
Total investments	290,885,783	242,247,197
Cash	99,629	117,069
Contributions receivable - participants	2,898,807	2,642,822
Contributions receivable - employer	1,520,394	846,379
Receivable for securities sold	86,249	79,871
Interest and dividend receivable	442	4,138
Total assets	295,491,304	245,937,476
LIABILITIES:		
Accrued administrative expenses	37,750	30,659
NET ASSETS AVAILABLE FOR BENEFITS	$ 295,453,554	$ 245,906,817

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

ADDITIONS:		
Participant contributions	$	37,611,499
Participant rollover contributions		10,963,582
Employer contributions		11,546,287
Dividend and interest income		7,856,239
Transfers in from other plans		19,170,754
Total additions		87,148,361
DEDUCTIONS:		
Net realized and unrealized depreciation in value of investments		20,557,999
Benefits paid to participants		16,590,440
Administrative expenses		453,185
Total deductions		37,601,624
NET ADDITIONS		49,546,737
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		245,906,817
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$	295,453,554

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments - The Plan's investments in mutual funds and a collective investment trust are carried at the published net asset values, as of the close of the last business day of the Plan year. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Contributions - Each participant may contribute from 1% to 16% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. Employees hired after January 1, 1999 were automatically enrolled in the Plan at a 2% contribution level unless the employee elected not to participate. The automatic enrollment was discontinued effective May 1, 2001.

The Company matches and contributes to the Plan 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Participants vest in the employer contributions according to the following schedule:

Period of Service	Percentage Vested
Up to 3 years	0%
3-4 years	25%
4-5 years	50%
More than 5 years	100%

Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Participants may change their investment selections at any time.

2. DESCRIPTION OF THE PLAN (continued)

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures - At December 31, 2001, forfeited account balances totaled $34,847. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. For the year ended December 31, 2001, Company contributions were reduced by $625,000 from forfeited nonvested accounts.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3. INVESTMENTS

The following presents investments at December 31, 2001 and 2000 representing 5% or more of Plan net assets:

	2001		2000	
Fidelity Mutual Funds -				
Puritan, 2,698,991 and 2,247,186 shares, respectively	$47,691,162	*	$42,314,506	*
Magellan, 263,588 and 288,039 shares, respectively	27,471,148	*	34,363,083	*
Contrafund, 1,136,484 and 916,218 shares, respectively	48,607,432	*	45,050,421	*
Growth and Income, 1,016,575 and 705,965 shares, respectively	37,999,570	*	29,721,141	*
Spartan U.S. Equity Index, 692,405 and 523,060 shares, respectively	28,139,353	*	24,484,443	*
Fidelity Managed Income Portfolio, 53,813,254 and 37,124,434 shares, respectively	53,813,254	*	37,124,434	*

* - Participant directed

For the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,557,999 as follows:

	Depreciation (Appreciation)
Fidelity mutual funds	$ 18,982,345
Other mutual funds	(288,576)
Fresenius Medical Care AG – shares	1,864,230
	$ 20,557,999

4. ADMINISTRATIVE EXPENSES

The account of each participant is charged with a share of the cost of operating the Plan. Certain administrative costs have been absorbed by the Company.

5. LOANS TO PARTICIPANTS

A participant may at any time borrow up to 50% (but not more than $50,000) of his or her account balance. Such loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

6. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated July 25, 1995, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan administrator has an application pending with the Internal Revenue Service, requesting an updated determination letter. The application reflects all Plan amendments through February 28, 2002.

7. TRANSFERS IN FROM OTHER PLANS

Pursuant to certain acquisitions by the Company, the Everest Profit–Sharing Plan and Trust, the Consolidated Health Services, Inc. 401(k) Profit-Sharing Plan, the Anderson Dialysis 401(k) Plan and the Oconee Dialysis 401(k) Plans were merged into the Plan. Participant account balances totaling $19,170,754 were transferred to the Plan during the year ended December 31, 2001, pursuant to these mergers.

8. NONEXEMPT TRANSACTIONS

Certain participants' contributions and loan repayments withheld from paychecks for certain months in 2001 were not remitted by the Company to the Plan within the statutory timeframe. The late remittances are as follows:

Contribution Month	Amount Withheld	Latest Funding Date	Date Funded
April	$ 50,298	5/21/01	6/14/01
October	18,353	11/21/01	1/31/02
November	21,354	12/21/01	1/31/02
November	6,706	12/21/01	*
December	17,076	1/22/02	1/31/02
December	7,179	1/22/02	*

* - Expected to be funded on or before June 28, 2002.

9. SUBSEQUENT EVENTS

Effective February 28, 2002, pursuant to an acquisition by the Company, the Neomedica, Inc. 401(k) Profit-Sharing Plan was merged into the Plan. Participant account balances totaling $ 7,882,523 were transferred to the Plan on April 1, 2002, pursuant to this merger.

Effective in April 2002, the Plan was amended to accept pre-tax contributions from participants for amounts received by the participants from a newly established Company profit sharing compensation plan. Such amounts will be separately accounted for by the Plan, and will not be considered when determining Company matching contributions.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Fidelity Mutual Funds -				
	Puritan	2,698,991	Shares	*	$47,691,162
	Magellan	263,588	Shares	*	27,471,148
	Contrafund	1,136,484	Shares	*	48,607,432
	Growth and Income	1,016,575	Shares	*	37,999,570
	Spartan U.S. Equity Index	692,405	Shares	*	28,139,353
	U.S. Bond Index	757,195	Shares	*	8,177,702
	Other Mutual Funds -				
	Neuberger & Berman Genesis Trust	495,210	Shares	*	14,415,569
	American Funds - EuroPacific Growth	248,764	Shares	*	6,684,292
	Fidelity Managed Income Portfolio	53,813,254	Shares	*	53,813,254
	Fresenius Medical Care AG	323,141	Shares (ADRs)	*	6,453,126
	Loans to Participants	interest range of 6.50% - 11.50%		-	11,433,175
	Total				$290,885,783

* - Participant directed

13

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2001

(a) (b) Identity of party involved	(c) Description	(d) Purchase Price	(h) Cost	(i) Current Value	(j) Net Gain or (Loss)
Plan Sponsor - National Medical Care, Inc. d/b/a Fresenius Medical Care North America					
April, 2001	Late remittance of participants' contributions*	$ 50,298	50,298	50,298	$ -
October, 2001	Late remittance of participants' loan repayments*	18,353	18,353	18,353	-
November, 2001	Late remittance of participants' loan repayments*	21,354	21,354	21,354	-
November, 2001	Late remittance of participants' loan repayments**	6,706	6,706	6,706	-
December, 2001	Late remittance of participants' loan repayments*	17,076	17,076	17,076	-
December, 2001	Late remittance of participants' loan repayments**	7,179	7,179	7,179	-

* Contributions and loan repayments subsequently remitted to the Plan, however, beyond the statutory timeframe.

** Loan repayments expected to be remitted to the Plan on or before June 28, 2002.

14

EXHIBIT INDEX

WALSH, JASTREM & BROWNE, LLP
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 18, 2002, relating to the financial statements and supplemental schedules of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2001.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 18, 2002

112 Water Street, Boston, Massachusetts 02109-4206
Telephone (617) 227-3333 · Facsimile (617) 227-5430 · E-mail: wjbcpas.com